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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 4
                                       TO

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
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

                                  INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 16, 1996 and amended as of October 25, 1996, November 1, 1996 and November 4, 1996 (as amended, the "Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a wholly owned subsidiary of CSX Corporation ("CSX") to purchase an aggregate of 17,860,124 of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER.

     Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On November 5, 1996, Conrail, CSX and Purchaser entered into an Amendment (the "Amendment") to the Merger Agreement. Pursuant to the Merger Agreement (as so amended), (i) CSX and Purchaser have increased the price per Share offered in the Offer from $92.50 to $110, net to the seller in cash, without interest, and have extended the expiration of the Offer to 12:00 midnight, New York City time, on Wednesday, November 20, 1996, (ii) CSX and Purchaser have increased to $110 the price paid per Share in the Merger, to the extent 40% of the fully diluted Shares are not purchased in the Offer and the Second CSX Offer and cash is paid in the Merger, (iii) at any time prior to 11 business days before the then scheduled expiration date of the Offer if the Articles Amendment is then effective, CSX may (and at the request of Conrail shall) increase the number of Shares to which the Offer applies to 40% of the fully diluted Shares, (iv) at any time following seven business days after the consummation of the Offer, if CSX does not yet own 40% of the fully diluted Shares (excluding Shares that would be outstanding upon exercise of the Conrail Stock Option), CSX may (and at the request of Conrail shall) make a second tender offer (conditioned on the Articles Amendment becoming effective) for an additional number of Shares (the "Second CSX Offer") at a price at least equal to $110 per Share and otherwise on terms and conditions no less favorable to shareholders than the terms and conditions of the Offer, such that the Shares acquired in such Second CSX Offer, together with the Shares acquired in the Offer, will equal 40% of the fully diluted Shares and (v) Conrail shall merge with and into Purchaser in the Merger, such that each Share would be exchanged for 1.85619 CSX shares (the "Exchange Ratio") (all the foregoing transactions, the "CSX Transactions"). Under the terms of the Merger Agreement, upon the effective time of the Merger (the "Effective Time"), the headquarters of CSX will be relocated to Philadelphia, Pennsylvania, CSX will be renamed with a new, neutral name ("Parent") and one half of the Board of Directors of Parent and each committee thereof will consist of persons appointed by Conrail. In addition, as of the Effective Time, Mr. David M. LeVan, presently the Chairman of the Board, President and Chief Executive Officer of Conrail, will become the Chief Operating Officer and President of Parent and the Chief Executive Officer and President of each of Parent's railroad businesses, and, no later than the second anniversary of the Effective Time, the Chief Executive Officer of Parent and, no later than the fourth anniversary of the Effective Time, the Chairman of the Board of Parent.

     Pursuant to the Amendment, CSX agreed to increase the price it would offer to pay for Shares tendered in the Offer, the Second CSX Offer, if applicable, and the Merger, if applicable, to $110 per Share, and agreed to a provision prohibiting CSX and Conrail or any of their subsidiaries or any of their directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other representatives, during the term of the Merger Agreement, from, directly or indirectly through another person, participating in any conversations, discussions or negotiations, or entering into any agreement, arrangement or understanding, with any other railroad with respect to the acquisition of the assets or securities of Conrail or CSX or their subsidiaries by, or the granting of trackage rights or other concessions relating to the assets of Conrail or CSX or their subsidiaries to, any other railroad, other than with respect to sales, leases, licenses, mortgages or other disposals by either party of its assets or properties (but not those of the other party and its subsidiaries) made in the ordinary course of business consistent with past practice. Notwithstanding the foregoing, Conrail and CSX are permitted to engage in conversations, discussions and negotiations with other railroads to the extent reasonably necessary or reasonably advisable to obtain regulatory approval of the CSX Transactions and so long as (i) representatives of CSX and Conrail are both present at any such conversation, discussion or negotiation, (ii) the general subject matter of any such conversation, discussion or negotiation shall have been agreed to in advance by Conrail and CSX and (iii) Conrail, CSX and such other company shall have previously agreed to appropriate confidentiality arrangements. The foregoing "no third party discussion" provision will terminate and be of no further force and effect immediately upon any exercise by either Conrail or CSX of its rights to provide information or enter into discussions with a third party to the extent the Board of Directors determines that such action is required by its fiduciary duties, in accordance with the terms and subject to the conditions of the Merger Agreement.

     Under the Amendment, Conrail agreed to extend from April 13, 1997 to July 12, 1997 the period of time during which the Board of Directors of Conrail (the "Conrail Board") is prohibited from (i) withdrawing or modifying, or publicly proposing to withdraw or modify, its approval or recommendation of the CSX Transactions, in a manner adverse to CSX, (ii) approving or recommending, or publicly proposing to approve or recommend, any competing proposal or (iii) causing Conrail to enter into any agreement related to any such competing proposal.

     Under the Merger Agreement, CSX has the right to unilaterally increase the price offered in the Offer or the Second CSX Offer, if applicable, or the percentage of Shares covered thereby (without in any case making any change in the consideration per Share payable in the Merger), subject to the obligation to cause such offer to remain open for 10 business days following the date any such change is publicly announced. Under the Merger Agreement, however, CSX cannot change the consideration payable in the Merger without the consent of Conrail.

     Shareholders should be aware that if Conrail shareholders approve the Articles Amendment at the special meeting of shareholders (the "Pennsylvania Special Meeting"), CSX would be able to purchase more than 19.9% of the Shares in a tender offer or other transaction (such as the Second CSX Offer) without all holders of Shares having the right to put their Shares to CSX for at least $110 in cash. As a result, if the Articles Amendment is approved, and if CSX is able to acquire 40% of the fully diluted Shares through the Offer and the Second CSX Offer, if applicable, the approval of the Merger by a majority of votes cast at a special meeting of the holders of Shares will be virtually certain.

     In addition, the Merger Agreement provides that CSX may exercise its option to purchase 15,955,477 shares of Common Stock (the "CSX Option") pursuant to the Conrail Stock Option Agreement, dated as of October 14, 1996, between CSX and Conrail, if CSX consummates the Offer or if the Merger Agreement is terminated and CSX is entitled to receive the break-up fees provided for in the Merger Agreement. If CSX acquires 40% of the Shares through the Offer and the Second CSX Offer, if applicable, and exercises the CSX Option, CSX, through a voting trust created for this purpose (the "Voting Trust"), will then hold approximately 50% of the Shares and will cast its votes to approve the Merger, which number of votes will be sufficient to approve the Merger regardless of the votes of other shareholders. Therefore, approval of the Articles Amendment would assure that the Merger will be approved by Conrail's shareholders if sufficient Shares are tendered in the Offer and the Second CSX Offer, if applicable, and the CSX Option is exercised. Moreover, if CSX consummates only the Offer by acquiring 19.9% of the Shares and then exercises the CSX Option, CSX will then own approximately 30% of the fully diluted Shares and will have a large portion of the voting power of the Shares to vote in favor of the Merger. Furthermore, because the record date for the Pennsylvania Special Meeting has been designated for a date occurring after the scheduled expiration of the Offer, if CSX acquires 19.9% of the Shares pursuant to the CSX Offer, the Shares so acquired by CSX will be voted by the Voting Trust at the Pennsylvania Special Meeting in favor of the Articles Amendment. In such case, a significant portion of the votes at the Pennsylvania Special Meeting will be committed to vote in favor of the Articles Amendment.

     Shareholders should also be aware that shareholders may decide to tender their Shares to CSX in the Offer and the Second CSX Offer, if applicable (even if they believe that the tender offer of Norfolk Southern Corporation ("Norfolk") and proposed merger with a subsidiary of Norfolk (the "Proposed Norfolk Transactions"), if they could be effected, would have a higher value to shareholders than the CSX Transactions), because shareholders may conclude that sufficient Shares will be tendered by other shareholders and that failure to tender will result in the non-tendering shareholders receiving only CSX shares which, based on current market prices, have a per Share value that is significantly less that the $110 per Share being offered in the Offer and the Second CSX Offer, if applicable. Therefore, the Offer and the Second CSX Offer, if applicable, may succeed regardless of the perceived relative values of the CSX Transactions and the Proposed Norfolk Transactions. As of the close of business on November 5, 1996, the closing market price for CSX shares on the New York Stock Exchange Composite Tape was $44 7/8.

     The terms and conditions of the Offer and the Merger Agreement are described under the captions "TERMS OF THE OFFER; PRORATION; EXPIRATION DATE" and "MERGER AGREEMENT; OTHER AGREEMENTS" in the Offer to Purchase, as supplemented by the Supplement to the Offer to Purchase dated November 6, 1996 (the "Supplement"), a copy which is filed as Exhibit (a)(11) hereto and is incorporated herein by reference. The foregoing summary description is qualified in its entirety by reference to Exhibits (a)(1) and (a)(11).

     On October 23, 1996, Norfolk announced the Proposed Norfolk Transactions in which Norfolk offered to purchase all of the outstanding Shares for $100 per share in cash. Several of the conditions to the Proposed Norfolk Transactions can be satisfied only through action by the Conrail Board, which, pursuant to the Merger Agreement, the Conrail Board has agreed not to take until at least July 12, 1997.

     On November 6, 1996, Conrail announced that the special meeting of the Conrail shareholders (the "Pennsylvania Special Meeting") to seek approval of an amendment to subchapter E of Chapter 25 of the PBCL (the "Articles Amendment") has been canceled, and a new record date of December 5, 1996 has been set for the next Pennsylvania Special Meeting. In connection with the Pennsylvania Special Meeting, Conrail intends to solicit proxies in favor of the Articles Amendment. Conrail believes that Norfolk intends to solicit proxies opposing the Articles Amendment. Pursuant to the Amendment, Conrail will file the Articles Amendment with the Pennsylvania Department of State as promptly as practicable following approval thereof. The Amendment also provides that Conrail will not convene, adjourn or postpone the Pennsylvania Special Meeting without CSX's prior consent (not to be unreasonably withheld).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4 is hereby amended and supplemented as follows:

     (a) Recommendations of the Board of Directors.

     THE CONRAIL BOARD CONTINUES TO BELIEVE THAT A MERGER OF EQUALS WITH CSX IS IN THE BEST INTERESTS OF CONRAIL; THE CONRAIL BOARD BELIEVES THAT THE AMENDED TERMS OF THE MERGER AGREEMENT REPRESENT A SIGNIFICANT IMPROVEMENT OVER THE ORIGINAL TERMS OF THE CSX TRANSACTIONS.

     At a meeting held on November 5, 1996, the Conrail Board, including the disinterested members of the Conrail Board, unanimously (i) determined that the terms of the Proposed Norfolk Transactions are not in the best interests of Conrail (taking into account the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors); and (ii) recommended that the shareholders of Conrail reject the Norfolk tender offer (the "Norfolk Offer") and not tender their Shares pursuant to the Norfolk Offer. ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL NOT TENDER THEIR SHARES PURSUANT TO THE NORFOLK OFFER.

     The Conrail Board, including the disinterested members of the Conrail Board, also unanimously reaffirmed its determination that the terms of the Merger Agreement (as amended) are in the best interests of Conrail (taking into account all the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors). ACCORDINGLY, THE CONRAIL BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CONRAIL WHO DESIRE TO RECEIVE CASH FOR THEIR SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER AND THE SECOND CSX OFFER, IF APPLICABLE.

     The Conrail Board continues to recommend that shareholders tender their Shares pursuant to the Offer and the Second CSX Offer, if applicable, because it has determined that the CSX Transactions are in the best interests of Conrail. The value to be received by Conrail's shareholders pursuant to the original terms of the CSX Transactions was at the high-end of what has been in other railroad business combinations. Under the amended terms of the CSX Transactions, the aggregate amount of cash to be received by the Conrail shareholders has been increased by approximately $650 million.

     The Proposed Norfolk Transactions cannot, however, be consummated at the present time because they are conditioned on certain actions by the Conrail Board, which actions the Conrail Board has agreed under the Merger Agreement not to take until after July 12, 1997. In addition, on and after July 12, 1997, the CSX Merger Agreement provides that certain conditions must be satisfied in order for the Conrail Board to take any such action and, in any event, the Conrail Board has no obligation under the PBCL to agree to or recommend any takeover proposal (such as the Proposed Norfolk Transactions) or to take any such action to facilitate any such takeover proposal.

     Copies of a press release announcing the Conrail Board's determinations, and a letter to the shareholders of Conrail communicating the Conrail Board's recommendations are filed as Exhibits (a) (12) and (a) (13) hereto, respectively, and are incorporated herein by reference.

     (b)(1) Background.

     The information contained under the caption "BACKGROUND OF THE OFFER SINCE OCTOBER 16, 1996; CONTRACTS WITH THE COMPANY" in the Supplement is incorporated herein by reference.

     (2) Reasons for Recommendation.

     In making the determinations and recommendations set forth above in Section
(a) of this Item 4, the Conrail Board considered a number of factors, including, without limitation, the following:

          (i) The factors which led the Conrail Board to recommend the original CSX tender offer (the "Original CSX Offer") and the terms of the Merger Agreement at the Conrail Board meeting held on October 14, 1996, including, without limitation, the following:

           (A) the historical and recent market prices of the Shares and the fact that the Original CSX Offer and the Merger will enable shareholders to realize a significant premium over the prices at which the Shares traded prior to execution of the Merger Agreement, and that the Offer (as amended) will enable shareholders to realize an even greater premium than in the Original CSX Offer;

           (B) the receipt by the Conrail Board of fairness opinions of Lazard Freres & Co. LLC ("Lazard Freres") and Morgan Stanley & Co. Incorporated ("Morgan Stanley"), dated October 14, 1996, to the effect that the consideration to be received by Conrail's shareholders in the Original CSX Offer and the Merger, taken together, is fair to such shareholders from a financial point of view, and dated November 5, 1996, to the effect that the consideration to be received by Conrail's shareholders in the Offer (as amended) and the Merger, taken together, is also fair to such shareholders from a financial point of view. In rendering their respective fairness opinions, based on the factors described therein and at the request of counsel for the Conrail Board, neither Lazard Freres nor Morgan Stanley addressed the relative merits of the CSX Transactions, the Proposed Norfolk Transactions and any alternative potential transactions (copies of such opinions setting forth assumptions made and matters considered by Lazard Freres and Morgan Stanley are filed as Exhibits (a)(14) and (a)(15), respectively, and should be read in their entirety);

           (C) the Conrail Board's duties under Pennsylvania law to act in the best interests of Conrail, and that under such law the Conrail Board may consider (a) the interests of all constituencies, including shareholders, employees, suppliers, customers and creditors, as well as communities in which Conrail has operations, (b) the short-term and long-term interests of Conrail, (c) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail and (d) all other pertinent factors;

           (D) the Conrail Board's view that the transactions contemplated by the Merger Agreement would result in significant efficiencies, operating benefits and commercial and other synergies that would better benefit Conrail and its customers and be more in the public interest than would combinations with other railroads, such as Norfolk, and that Conrail's shareholders would also benefit greatly from such efficiencies, benefits and synergies through their significant continued interest in the combined company following the Merger;

           (E) the Conrail Board's view that the benefits, efficiencies and synergies in the Merger would better meet the needs of Conrail's constituencies than would other combinations with other railroads, such as Norfolk;

           (F) the benefits that the Merger would provide to the customers of Conrail and CSX, including by providing them with the benefits of efficient high-quality service from a more comprehensive rail system with more points of origin and more new single-line and integrated transportation services, and with a railroad company with the financial strength to support substantial capital investment in the railroad system;

           (G) the benefits that the Merger would provide to the public through increased safety and improved air quality due to, among other things, the resulting improvements in the principal alternative to truck movement over heavily-congested highways;

           (H) the benefits provided generally to the communities served by Conrail, and particularly to local communities in Pennsylvania, including through maintaining the headquarters of the combined company in Philadelphia;

           (I) the fact that the Merger, while providing a significant premium to Conrail's shareholders, has been structured as a true merger-of-equals transaction in which 50% of the Board, and each Board committee, of Parent would be designated by Conrail; and

           (J) Mr. LeVan being named as the President and Chief Operating Officer of Parent and the President and Chief Executive Officer of the railroads, and the fact that he is to become Chief Executive Officer of Parent two years after the Effective Time and Chairman of the Board of Parent four years after the Effective Time.

          (ii) The view of the Conrail Board that a strategic combination with CSX remains in the best interests of Conrail, notwithstanding the commencement of the Norfolk Offer, and that the terms of the Offer (as amended) are fair from a financial point of view and more favorable to shareholders than the terms of the Original CSX Offer.

          (iii) The Conrail Board's recognition that the near-term trading price for the Shares, if the Norfolk Offer could be effected, would likely be higher than the near-term trading price for the Shares that would result from the CSX Transactions.

          (iv) The fact that the CSX shares to be received by the shareholders in the CSX Transactions would provide the shareholders with the opportunity to participate in the long-term benefits which in the view of the Conrail Board are likely to be realized from the CSX Transactions.

          (v) The fact that several of the conditions to the Norfolk Offer can only be satisfied if the Conrail Board takes certain actions, which as described above the Conrail Board agreed not to take until April 13, 1997 under the original Merger Agreement Amendment (and agreed not to take until July 12, 1997 under the Amendment) and thereafter only if certain conditions are satisfied.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Item 5 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     Lazard Freres and Morgan Stanley have been retained by the Conrail Board to act as financial advisors to Conrail with respect to the transactions contemplated by the Merger Agreement. Pursuant to an engagement letter with Lazard Freres, Conrail has agreed to pay Lazard Freres for its services a cash fee equal to .17% of the aggregate consideration received by the holders of Shares, $2,750,000 of which is payable upon the execution of the Merger Agreement, $3,750,000 of which is payable upon the receipt of the requisite approvals of the shareholders of Conrail and CSX and the balance of which is payable at the Effective Time. Pursuant to an engagement letter with Morgan Stanley, Conrail has agreed to pay Morgan Stanley for its services a cash fee equal to .13% of the aggregate consideration received by holders of Shares, $2,000,000 of which was payable at the time the Merger Agreement was executed, $2,750,000 of which is payable on the date of a Conrail shareholder vote in favor of the Merger and the balance of which is payable at the Effective Time.

     Conrail has also agreed to pay Lazard Freres and Morgan Stanley for their usual and customary expenses, including the fees of counsel, and to indemnify Lazard Freres and Morgan Stanley against certain liabilities.

     Conrail has retained D.F. King & Co., Inc. ("D.F. King") to assist Conrail in connection with its communications with its shareholders with respect to, and to provide other services to Conrail in connection with, the Pennsylvania Special Meeting, the special meeting relating to the approval of the Merger and the Merger Agreement and the Proposed Norfolk Transactions. D.F. King will receive reasonable and customary compensation in connection with the services provided by it, and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify D.F. King against certain liabilities arising out of or in connection with its engagement.

     Conrail has retained Abernathy, MacGregor Scanlon ("Abernathy") as its public relations advisor in connection with the CSX Transactions and the Proposed Norfolk Transactions. Abernathy will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. Conrail has agreed to indemnify Abernathy against certain liabilities arising out of or in connection with its engagement.

     Neither Conrail nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the CSX Transactions or the Proposed Norfolk Transactions.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6 of the Schedule 14D-9 is hereby amended and supplemented by amended and restating such item in its entirety as follows:

     (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail nor, to the best of Conrail's knowledge, any executive officer, director or affiliate of Conrail has effected a transaction in the Shares except that 2,779 shares of Preferred Stock were allocated to the ESOP accounts of certain executive officers as of September 30, 1996. In addition, during the past 60 days, Conrail has repurchased 352,700 shares of Common Stock pursuant to its long-standing share repurchase program.

     (b) To the best of Conrail's knowledge, its executive officers and directors currently intend to tender their Shares to Purchaser pursuant to the Offer, other than those executive officers and directors who desire to receive CSX shares rather than cash for their Shares.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     #+(a)(11) Supplement to the Offer to Purchase dated November 6, 1996.

       (a)(12) Text of press release issued by Conrail and CSX dated November 6, 1996.

      +(a)(13) Letter to shareholders dated November 6, 1996.

      +(a)(14) Opinion of Lazard Freres & Co. LLC dated November 5, 1996.

      +(a)(15) Opinion of Morgan Stanley & Co. Incorporated dated November 5, 1996.

      #(c)(11) First Amendment dated as of November 5, 1995 to Agreement and Plan of Merger.
---------------
+ Included in materials to Shareholders of Conrail.

# Filed as an exhibit to Purchaser's Amendment No. 4 to the Tender Offer
  Statement on Schedule 14D-1 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By /s/ TIMOTHY T. O'TOOLE

                                          --------------------------------------
                                               Name: Timothy T. O'Toole
                                               Title:  Senior Vice
                                                       President -- Finance

Dated as of November 6, 1996

                                 EXHIBIT INDEX

     EXHIBIT                                  DESCRIPTION                                 PAGE NO.
    ---------   -----------------------------------------------------------------------   --------
      *(a)(1)   Offer to Purchase dated October 16, 1996...............................
      *(a)(2)   Letter of Transmittal..................................................
      *(a)(3)   Text of press release issued by Conrail, dated October 15, 1996........
      *(a)(4)   Letter to shareholders of Conrail dated October 16, 1996...............
      *(a)(5)   Form of Summary Advertisement dated October 16, 1996...................
      *(a)(6)   Opinion of Lazard Freres & Co. LLC.....................................
      *(a)(7)   Opinion of Morgan Stanley & Co. Incorporated...........................
      *(a)(8)   Text of press release issued by Norfolk Southern, dated October 23,
                1996...................................................................
      *(a)(9)   Text of press release issued by Conrail, dated October 23, 1996........
     *(a)(10)   Text of press release issued by Conrail, dated October 24, 1996........
   #  +(a)(11)  Supplement to the Offer to Purchase dated November 6, 1996.............
      (a)(12)   Text of press release issued by Conrail and CSX dated November 6,
                1996...................................................................
     +(a)(13)   Letter to shareholders dated November 6, 1996..........................
     +(a)(14)   Opinion of Lazard Freres & Co. LLC dated November 5, 1996..............
     +(a)(15)   Opinion of Morgan Stanley & Co. Incorporated dated November 5, 1996....
          (b)   Not applicable.........................................................
      *(c)(1)   Agreement and Plan of Merger dated as of October 14, 1996..............
      *(c)(2)   Conrail Stock Option Agreement, dated as of October 14, 1996...........
      *(c)(3)   CSX Stock Option Agreement dated as of October 14, 1996................
      *(c)(4)   Form of Voting Trust Agreement.........................................
      *(c)(5)   Employment Agreement of Mr. LeVan dated as of October 14, 1996.........
      *(c)(6)   Change of Control Agreement of Mr. LeVan dated as of October 14,
                1996...................................................................
      *(c)(7)   Pages 4-5, and 9-14 of Conrail's Proxy Statement dated April 3,
                1996...................................................................
      *(c)(8)   Complaint in Norfolk Southern et al. v. Conrail Inc., et al., No.
                96-CV-7167, filed on October 23, 1996 in the United States District
                Court for the Eastern District of Pennsylvania.........................
      *(c)(9)   First Amended Complaint in Norfolk Southern et al. v. Conrail Inc., et
                al., No. 96-CV-7167, filed on October 30, 1996 in the United States
                District Court for the Eastern District of Pennsylvania................
     *(c)(10)   Resolution adopted by the Board of Directors of Conrail on November 4,
                1996...................................................................
   #   (c)(11)  First Amendment dated as of November 5, 1995 to Agreement and Plan of
                Merger.................................................................

---------------

* Previously filed.

+ Included in materials to shareholders of Conrail.

# Filed as an exhibit to Purchaser's Amendment No. 4 to the Tender Offer
  Statement on Schedule 14D-1 and incorporated herein by reference.

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